MERALCO

RECEIVED

082-03237

08000114

December 13, 2007

Office of International Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

PROCESSED
JAN 11 2008
THOMSON
FINANCIAL

Re: MANILA ELECTRIC COMPANY
TERMINATION OF ALL MERALCO ADR PROGRAMS
(144A and LEVEL 1)

Ladies and Gentlemen:

We would like to advise the Exchange of the termination of all the ADR Programs (144A and Level 1) of Manila Electric Company (Meralco) effective November 26, 2007. These two programs will no longer be traded on both Over-The-Counter and the Portal system. As a result, we will no longer furnish the U. S. Securities and Exchange Commission (the "SEC") with information or documents required for the exemption from Section 12(g) of the U. S. Securities Exchange Act of 1934 (the "Exchange Act") granted to Manila Electric Company under Rule 12g3-2(b) under the Exchange Act (the "Rule").

The following schedule has been set for the above-mentioned ADR Programs termination:

Meralco advises Depositary on the Termination of the ADR Programs	August 22, 2007
Depositary announces the Termination to the Market (ADR Holders are notified by the Depositary on the termination of the Programs)	September 24, 2007
Termination of the ADR Programs	November 26, 2007
Period ADR Holders may convert to Local Shares	November 26, 2007 to May 26, 2008
Depositary Cashes Out the ADR position and Distributes cash proceeds to Holders	May 26, 2008 onward

1/9

Citibank, N.A. will assist to ensure Meralco's smooth exit from the ADR Programs and continue to service the Programs for the next 6 months to allow for all ADR holders to sell or request for conversion of their existing holdings into Meralco's common shares. After closure of the Programs, Citibank will be relieved of its role as Depositary Bank for Manila Electric Company.

Kindly inform us if you have other requirements concerning the termination of the ADR Programs. If you have any question on the matter, please contact the undersigned at (Tel: (632) 631-55-98) or address your communication to the undersigned at Manila Electric Company, Lopez Building, Ortigas Avenue, Pasig City 0300 Philippines.

Thank you.

Very truly yours,

By: ______________________

Name : Rafael L. Andrada

Title : First Vice President & Treasurer

Schneider Electric

RECEIVED
2008 JAN -9 A 10:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 7th, 2008

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

Press releases:
- Schneider Electric presents the strategy and prospects for its new Critical Power & Cooling Services Business Unit, combining APC and MGE (Annex 1),
- Schneider Electric is confident in the growth potential of its new business portfolio (Annex 2),
- Schneider Electric, a partner of the Bali International Conference to combat the dangers of climate change (Annex 3),
- Termination of the liquidity contract (no English translation available),
- Implementation of the new liquidity contract (no English translation available).

Presentations:
- Shareholders' regional meeting in Toulouse (France), December 2007 (no English translation available),
- Critical Power strategy and prospects (Annex 4),
- Critical Power financial performance (Annex 5).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Schneider Electric

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Philippe BOUGON

Disclaimer

All forward-looking statements are Schneider Electric management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Schneider Electric

APC | MGE
Critical Power and Cooling Services

Strong prospects for 2009 lie in profitable growth at H&D and double-digit margin at highly-growing ES&S

➔ Home & Distributed

- Strategic product focus on 4 segments (AV, Mobile, Network Closet, Server Room)
- Regional focus on BRIC countries and Africa
- Commercial investments in new targeted countries

➔ Enterprise Systems & Services

- Two digit growth in all regions, driven by data centers
- Full impact of the turnaround plan (from sales efficiency to R&D)
- Redefined services strategy
- Supply chain improvement

Organic growth



+6-8% p.a.
$1,620
2007
2009
+14-16% p.a.
$1,669
2007
2009

EBITA* margin



21%
21-23%
$345
2007
2009
5%
10-12%
$78
2007
2009

* *Before non-recurring charges: restructuring costs and assets value adjustments*

Schneider Electric

APC | MGE
Critical Power and Cooling Services

Critical Power EBITA has the potential to nearly double again by 2009

Critical Power targets 2009

(in $m)	2006 Proforma	2007 (F) Proforma	2009 Target	vs 2007
Sales	**3,023**	**3,500**	**4,300-4,500**	
Organic growth		*+13%*		*+11-13% CAGR*
EBITA*	**150**	**388**	**650-750**	
Margin %	*5.0%*	*11.1%*	*15-17%*	*+4-6pts*

* *Operating income before amortization of purchase accounting intangibles*

Schneider Electric

APC | MGE
Critical Power and Cooling Services

Total operational efficiencies should reach $210m in 2009

Operational efficiencies status (in $m)


2007
120
2008
155
2009
210

Breakdown by type

100% = $210m


32%
7%
35%
Supply Chain
Commercial & Marcom
Support Functions
Others

➔ **Operational efficiency plans deployed to underpin the profitability improvement target**

➔ **Main efficiencies:**

- Commercial strategy: harmonization of policies, T&Cs, …
- Supply chain: purchasing, logistics, …
- Support functions: G&A, IT, Marcom
- Lines of business: Enterprise Systems, Services

Schneider Electric

APC | MGE Critical Power and Cooling Services

Critical Power will show in 2007 20% EBITA increase at H&D while ES&S will be clearly in the black

Critical Power results 2007 (F)

Home & Distributed



Sales
+4%
Organic growth
$1,526
$1,620
2006
2007
EBITA*
19%
21%
$287
$345
2006
2007

Enterprise Systems & Services



Sales
+21%
Organic growth
$1,325
$1,669
2006
2007
EBITA*
5%
$(79)
$78
(6%)
2006
2007

➔ **Enterprise Systems & Services (ES&S)**
- Continuation of strong sales momentum
- Turnaround driving $157m EBITA increase

➔ **Home & Distributed (H&D)**
- Growth impacted by product lines termination (~3pts)
- Generation of $58m additional EBITA

* *Before non-recurring charges: restructuring costs and assets value adjustments*

Schneider Electric

APC | MGE
Critical Power and Cooling Services

Recovery of APC and first effects of integration with MGE will lead to strong progress of Critical Power results

Critical Power results 2007 (F)

(in $m)	2006 Proforma*	2007 F Proforma*	% chg
Sales	**3,023**	**3,500**	**+16%**
Organic growth			*+13%*
EBITA before non recurring charges**	**209**	**426**	**x2.0**
Margin %	*6.9%*	*12.2%*	*+5.3pts*
EBITA***	**150**	**388**	
Margin %	*5.0%*	*11.1%*	

➔ Combined **EBITA increase** of $222m of which $204m coming from ex-APC

- **Positive impacts:** pricing, forex, synergies & operational efficiencies
- **Negative impacts:** raw materials, business lines mix

➔ Strong performance of **ex-MGE perimeter:** EBITA +31%

* *Results of the business unit on a 12-month basis (without MGE Small Systems business)*
** *Before non-recurring charges: restructuring costs and assets value adjustments*
*** *Operating income before amortization of purchase accounting intangibles*

Schneider Electric

APC | MGE
Critical Power and Cooling Services

APC performance will be largely driven by the turnaround at Enterprise Systems & Services

APC results 2007 (F)


Home & Distributed
Sales
$1,586
2006
2007
EBITA*
19%
21%
2006
2007
Enterprise Systems & Services
Sales
$713
$886
2006
2007
EBITA*
(19%)
1%
2006
2007

➔ Breakeven in **Enterprise Systems & Services** achieved 1 year in advance

➔ **Home & Distributed** profitability improved by 2 points

** Before non-recurring charges: restructuring costs and assets value adjustments*

Schneider Electric

APC | MGE
Critical Power and Cooling Services

APC EBITA will more than double in 2007

APC results 2007 Forecast (F)

$m	FY 2006	FY 2007	% chg
Sales	**2,378**	**2,690**	**+13%**
EBITA before non recurring charges*	**150**	**349**	**x2.3**
Margin %	*6.3%*	*13.0%*	*+6.7pts*
EBITA**	**94**	**331**	
Margin %	*4.0%*	*12.3%*	

➔ **Strong volume increase**

➔ **Revenue management**

- Terms & conditions improvement: discounts, return policy, incentives
- Selected price increase to offset raw materials impact (mainly lead)
- Termination of unprofitable product lines and project selection

➔ **Cost base optimization**

- Supply chain: productivity, logistics costs
- Support functions

* *Before non-recurring charges: restructuring costs and assets value adjustments*

** *Operating income before amortization of purchase accounting intangibles*

Schneider Electric

APC | MGE
Critical Power and Cooling Services

2007 synergies target will be achieved

Synergies progress (in $m)


Target for 1st full year
80
Calendarized Target for 2007
63
Expected 2007 Realization
65

Breakdown by type

100% = $65m


29%
29%
24%
Supply Chain (purchasing & logistics)
Commercial & Marcom
Support Functions
Others

➔ **Key synergies plans launched in 2007**

- **Purchasing**: economies of scale, harmonization of components, Schneider Electric substitution
- **Logistics:** DC consolidation, ...
- **Commercial integration:** sales force optimization, cross-selling, real-estate
- **Marcom** optimization between APC and MGE
- **G&A:** IT, shared services, ...

Schneider Electric

APC | MGE
Critical Power and Cooling Services

A dedicated integration office monitors the synergies and operational efficiencies

➔ **Integration framework: from 8 value drivers to >1000 milestones**


8 value drivers
Capitalize on Home & Distributed leadership
Turnaround Enterprise & Systems
Grow revenues through Solutions & Services
Fix Supply Chain
Optimize Commercial & Marketing
Harmonize Policy & Models
Optimize Support Functions
Drive Change Management
27 action plans
>75 locked roadmaps (today)
> 1,000 milestones

➔ **Integration backbone: target setting, IT, toolbox**

Schneider Electric

APC | MGE
Critical Power and Cooling Services

Capturing operational efficiencies is one of the strategic initiatives



Deliver full data center solution
Ensure customer satisfaction
Improve supply chain
Regional Deployment
Lines of Business
Leverage Home & Distributed
Turnaround Enterprise & Systems
Boost Management Software
Capture synergies & operational efficiencies

Schneider Electric

APC | MGE Critical Power and Cooling Services

Annex 5


AURORA

Critical Power

Financial performance

November 28, 2007

Schneider Electric

APC | MGE
Critical Power and Cooling Services

Introduction
CPCS at a glance


AURORA

Schneider Electric

APC | MGE
Critical Power and Cooling Services

Reminder: Critical Power is an increasing issue for a growing number of customers

→ **Power supplied by utilities is insufficiently reliable**

- World electricity consumption expected to rise 30% by 2020
- Less power available running on weaker infrastructure

→ **Power quality and reliability is more and more critical to an increasing number of applications**

- Increasing number of sensitive applications: hospitals, industrial processes, IT & telecom
- Risk of significant business losses from a power disruption

→ **Data storage and digital information traffic are rising**

→ **A critical power installation is based on a sophisticated, reliable & redundant electrical distribution architecture**

→ **72% of critical applications undergo 9h+ of power downtime per year...**

→ **Cost of 1 hour downtime**

Stock-market transactions	€6.5 m
Semi-conductors	€3.8 m
Banking-card transactions	€2.5 m
Automotive	€1.0 m

Schneider Electric

APC | MGE
Critical Power and Cooling Services

Annex 4



Critical Power
Strategy & Prospects
November 28, 2007

Merlin Gerin
Square D
Telemecanique

Schneider Electric

APC | MGE
Critical Power and Cooling Services

The worlds of Critical Power and Energy Efficiency are converging …

From Availability and Quality…

- ➔ Insufficient reliability of power provided by utilities
- ➔ Increasing number of sensitive applications
- ➔ Rising cost of downtime

Energy Efficiency

… to Total Cost of Ownership (TCO)

- ➔ High density applications leading to critical cooling requirements
- ➔ Rising energy cost per Kbyte
- ➔ Proportion of power spending in IT dramatically increasing

Integrated Power and Cooling Solutions

Schneider Electric

APC | MGE
Critical Power and Cooling Services

… leading to the integration of UPS, Software, Racks, Cooling & Services



Point of use UPS critical power
Remote connection
Point of use surge protection
ETHERNET
InfraStruXure Central management Platform
Scalable Standardized and Manageable Architecture
InfraStruXure
DATA CENTERS ON DEMAND



Connectivity and remote supervision
Supervision screen
Controllers
Communication
Intelligent actuators and sensors

Schneider Electric

APC | MGE
Critical Power and Cooling Services

The total Critical Power & Cooling Services (CPCS) market has enlarged from $7bn to $22bn in 2007

UPS Market $7Bn


38%
62%
1 Ph UPS
3 Ph UPS

CPCS Market $22Bn


5%
19%
9%
10%
12%
1%
6%
3%
3%
9%
4%
19%
1 Ph UPS
3 Ph UPS
Mobile
Surge
Racks
Rack PDU
Security
Perimeter Cooling
In-Row Cooling
Services
Mgt Systems
Industrial

Schneider Electric

APC | MGE
Critical Power and Cooling Services

CPCS has a unique portfolio to address its market, including the widest solution offer in the industry

E&S

- ➔ High & Medium power UPS
- ➔ Value Offer
- ➔ Performance Offer
- ➔ Cooling systems
- ➔ Software & Management
- ➔ Services



$1.7bn

H&D

- ➔ Uninterruptible Power Supply
- ➔ Surge arrest
- ➔ Power conditioners
- ➔ Distributed IT systems
- ➔ Sensitive electronics
- ➔ Telecom/ VOIP



$1.6bn

MSS

- ➔ Data Center Design software
- ➔ Data Center Thermal modelling
- ➔ Capacity Management Software



$0.1bn

Industrial

- ➔ Continuous and conditioned electric power supply for critical industrial and commercial applications
- ➔ Specialist in Oil and Gas



$0.1bn

Schneider Electric

APC | MGE
Critical Power and Cooling Services

CPCS has a worldwide footprint with key positions in emerging countries

Key figures

- ~ $3.5bn sales
- >160 countries
- 11,500 employees
- 11 manufacturing sites
- 900 R&D personnel
- 30% of sales in emerging countries

Sales, Employees, Factories by geographical region



North America
€ 42%
2,400
1
EMEA & LAM
€ 38%
3,100
4
Great China
€ 7%
1,700
4
Asia-Pacific & Japan
€ 13%
4,300
2

1. The most comprehensive product & solution range for all critical applications
2. The broadest service organization
3. The largest R&D investment committed to delivering the most innovative solutions

Schneider Electric

APC | MGE
Critical Power and Cooling Services

Strategy
Growth Factors
& Business Models



Schneider Electric

APC | MGE
Critical Power and Cooling Services

CPCS focuses on 4 Key Markets led by strong growth drivers

			Market Size	LT Growth	% of CPCS	Drivers	Competitors
Process & Infrastructures		Hospitals Semi-conductors Oil & Gas Electronics	$1.5bn	8-10%	~7%	• Infrastructure development • Oil & Gas	Liebert. hp invent
Data Centers		Internet Data Centers, Corporate Data Centers	$8.8bn	10-15%	~46%	• Digitalization • High Density • Scalability • Green • Energy Bill	EATON MGE
Enterprise Networking		Servers, Storage, Networking equipment	$7.3bn	6-8%	~33%	• IT Servers • Virtualization • Energy Bill • VOIP	CHLORIDE POWER PROTECTION
Desktop/Mobile Professional		Desktop PCs, Mobile PCs, Home AV	$4.4bn	4-6%	~14%	• Desktops • Laptops • AV	TRIPP-LITE POWER PROTECTION BELKIN.

Schneider Electric

APC | MGE
Critical Power and Cooling Services

CPCS runs 2 business models to address those markets while leveraging Schneider Electric offering

Business Model 1
"Solution"

↓

Value proposition
The Efficient Enterprise

Business Model 2
"Transaction"

↓

Value proposition
Legendary & Reliability

Market		Segments
Process & Infrastructures		Hospitals, Semi-conductors, Oil & Gas, Electronics
Data Centers		Internet Data Centers, Corporate Data Centers
Enterprise Networking		Servers, Storage, Networking equipment
Desktop/Mobile Professional		Desktop PCs, Mobile PCs, Home AV

Schneider Electric

[redacted]

Schneider Electric

- Installation Systems
- Home Automation
- Final Low Voltage

The 2 CPCS Business Models rely on strong differentiating factors

Business Model 1
"Solution"
↓
Value proposition
The Efficient Enterprise

Business Model 2
"Transaction"
↓
Value proposition
Legendary & Reliability

- Thought Leadership
- Solutions Leadership (the trusted advisor)
- Market Leadership (Industry alliances, ...)
- Services footprint
- Channel Leadership
- Brand Power
- Experience Curve
- e-Commerce

Solutions Revenue Stream $1.2Bn

Subscription Revenue Stream $0.7bn

Transactions Revenue Stream $1.6Bn

Schneider Electric

APC | MGE
Critical Power and Cooling Services

As a consequence, the strategic intent shifted over time from UPS to Critical Power & Cooling Services

Strategic Ambition	From the Leader in Critical Power…	… to Efficient Enterprise & Legendary Reliability
Accessible Market	From UPS provider on a $7Bn Market…	… to a Trusted Advisor accessing a US$22Bn Market
Differentiation	From an extended offer …	… to 2 cross-fertilized Business Models
Go to Market	From the IT and Facility Manager…	… to the center of an IT alliance web
Regional Footprint	A strong presence in the USA & Europe…	… and a key position in Emerging Markets

Schneider Electric

APC | MGE
Critical Power and Cooling Services

Execution Organization & Operational Framework



Schneider Electric

APC | MGE
Critical Power and Cooling Services

CPCS has an efficient and customer oriented organizational structure


EVP
Central Functions
Enable & Govern
Technology
Finance
IT Legal
Marketing
Human
Resources
Sales
Quality
& Process
Lines of Business
Conceive & Develop
Home & Distributed
Enterprise and Systems
Management Software
& Systems
Services & Projects
[redacted]
Regions
Market & Sell
Supply Chain
Manufacture & provide
Supply Chain, Manufacturing & Purchasing

Schneider Electric

APC | MGE
Critical Power and Cooling Services

The Mission 2010 program is a tool to share, align and execute


OUR AMBITION
growth
Client's trusted advisor
people
One Team One Dream
efficiency
11Q of Profitable Growth
OUR STRATEGIC ROADMAP
Customer Delight
Deliver Full Data Center Solutic
Improve Supply Chain
Capture Synergies
Strategy per LOB
Regional Deployment and Accountability
APJ
EMEA/LAM
NAM
Leverage Home and Distributed
Turnaround Enterprise and Systems
Deploy Project and Services
Boost Software
Global Function Leverage
OUR EXECUTION FRAMEWORK
Organizational Design
People and Change Management
Clear expectations
Leading change
Driving improvement
One common house
Global Business Processes
Governance and Management Systems

Schneider Electric

APC | MGE
Critical Power and Cooling Services

Mission 2010 incorporates a comprehensive Strategic Roadmap across all Lines of Business and Regions



Deliver full data center solution
Ensure customer satisfaction
Improve supply chain
Regional Deployment
Lines of Business
[redacted]
Leverage Home & Distributed
Turnaround Enterprise & Systems
Boost Management Software
[redacted]
Capture synergies & operational efficiencies

Schneider Electric

APC | MGE
Critical Power and Cooling Services

Leadership
Five Strategic Initiatives


AURORA

Schneider Electric

APC | MGE
Critical Power and Cooling Services

Mission 2010 incorporates a comprehensive Strategic Roadmap across all Lines of Business and Regions

Regional Deployment

Lines of Business

[redacted]

Leverage Home & Distributed

[redacted]

Schneider Electric

APC | MGE
Critical Power and Cooling Services

Leverage the Legendary Reliability value proposition in Home and Distributed to generate profitable growth

Key Success Factors

- Service footprint
- Channels leadership
- Brand power
- Experience curve
- Expansion of e-Commerce
- Control of the lifecycle
- Selling an insurance, not a product
- Share opportunities in BRICs
- Line expansion opportunities
- Upsell to Efficient Enterprise solutions

Optimizing the single phase franchise in The Protected Premises



$1.1Bn sales

APC core single phase franchise for SMB & SME

Expanding to The Connected Consumer



$0.5Bn Sales

High-end A/V and mobile protection for tech-savvy consumers

Schneider Electric

APC | MGE

Critical Power and Cooling Services

Reinforce Home & Distributed leadership though 5 growth plans

The Protected Premises	Network / Telco Closet	▪ Preferred availability solutions provider for Networking ▪ Systems approach to leverage Power over Ethernet build out
	Server Room	▪ Share leader in all server segments from entry level to performance ▪ Lever brand and innovation
The Connected Consumer	Mobile Computing	▪ The mobile accessory standard to the Fortune 1000 ▪ Industrial design, innovation and leading with power
	Audio / Video	▪ Share leader in AV Power protection ▪ Focus on innovative solutions for the AV market
BRIC + Africa Opportunity		• Profitable share leadership • Efficient, mature IT distribution channel

Share

→ Be the share leader in each country and product category
→ Lever our brand

Innovation

→ Highly innovative products & services
→ Marketing programs
→ Lifecycle management

Cost

→ Experience curve and reliable manufacturing
→ Efficient channel structure

Schneider Electric

APC | MGE
Critical Power and Cooling Services

Mission 2010 incorporates a comprehensive Strategic Roadmap across all Lines of Business and Regions



Regional Deployment
Lines of Business
[redacted]
Leverage Home & Distributed
Turnaround Enterprise & Systems
Boost Management Software

Schneider Electric

APC | MGE
Critical Power and Cooling Services

Leverage the Efficient Enterprise value proposition to turnaround Enterprise & Systems

Key Success Factors

- The only player with both a Value and Performance Offer
- Knowledge leadership
- Service footprint
- Channels access
- Synergies & Operational Efficiencies

Value Offer
Critical power systems

- Acquisition cost focus
- Reliability and performance



$0.5 bn

Trusted Advisor
Integrated solutions

Services

$0.5 bn

Configurable architecture



$0.7 bn

Management software



$0.1 bn

- Total cost of ownership focus
- Scalability and modularity
- Management of the physical infrastructure

Schneider Electric

APC | MGE
Critical Power and Cooling Services

The turnaround of Enterprise & Systems has been articulated around 3 different angles

1. **Identifying unprofitable geographies**
   - ☐ Specific action plans per geographies
2. **Identifying unprofitable product lines**
   - ☐ Rationalize and reinforce portfolio
   - ☐ Optimize R&D spending
   - ☐ Improve price realization
   - ☐ Reallocate MarCom effort
3. **Identifying unprofitable channels / customers**
   - ☐ Streamlining of Go-To-Market approach
   - ☐ Efficiency of project execution
   - ☐ Service performance
   - ☐ Supply Chain optimization


❷
Product lines
❸
Channels / customers
❶
Geographies

Break-even one year ahead of plan

Schneider Electric

APC | MGE
Critical Power and Cooling Services

Mission 2010 incorporates a comprehensive Strategic Roadmap across all Lines of Business and Regions


Deliver full data center solution
Regional Deployment
Lines of Business
[redacted]
Leverage Home & Distributed
Turnaround Enterprise & Systems
Boost Management Software

Data Centers market reveals strong growth potential & complementarities with Schneider Electric offering


Evolution of DC spending
Spending (US$B)
$80
$70
$60
$50
$40
$30
$20
$10
$0
Installed base (M units)
18
16
14
12
10
8
6
4
2
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009
New server spending
Power and cooling
Installed base (M units)


Data Center Projects: $17 per Watt!
Power & cooling
UPS: $1
Cooling, Racks, power distribution, plumbing, planning, commissioning, consulting, engineering, contractors, subcontractors, project management: $16

- ➔ Data Center market is growing fast in number and size
- ➔ Average network user bandwidth from 3 MB per month in "03 to 3MB per day in "07

- ➔ UPS is 1$ out of 17$ spent per KW in Data Center projects
- ➔ Schneider Electric addresses 60% of the Data Centers market

Schneider Electric

APC | MGE
Critical Power and Cooling Services

CIOs and Facility Managers are at a tipping point, facing specific and increasing issues



- ➔ **Keystroke = KW, wherever data is created, transmitted or stored**
- ➔ **Left unchecked, the cost to power and cool servers in the future may well equal the cost of acquisition**
  - **Energy to represent 48% of an IT budget spent, up from 8%**
  - **According to IDC, the cost to power and cool servers in the data center will increase 54% in next 4 years**
- ➔ **IT executives now rank power and cooling in the top 5 among current concerns**



Expense to power and cool installed base ($bn)
$70
$60
$50
$40
$30
$20
$10
$0
2005
2006
2007
2008
2009
2010
52%
New server spend
Power & cooling spend

SOURCE: IDC, 'Worldwide Server Power and Cooling Expense 2006-2010,' Document #203598, Sept. 2006

Schneider Electric

APC | MGE
Critical Power and Cooling Services

CPCS leads the Data Center space in 3 ways


1

Thought Leadership in Power and Cooling

White papers, Datacenter university, Technology Center

- Data center energy efficiency improved by 10-30% through best practices
- New thinking on thermal issues and eco-friendly equipment recovery


2

Solution leadership with Innovative Technologies

InfraStruXure and Management Software

- Energy efficient technologies to get more work per kilowatt
- A TCO approach from design to operations and upgrade


3

Market Leadership with our Solution Approach

Unique Trusted Advisor status with CIOs and Facility Managers

- Combining heritage from IT and ET leadership presence
- Providing experts to address physical infrastructure issues
- Network of IT alliances: IBM, Sun, Dell, …

Schneider Electric

APC | MGE

Critical Power and Cooling Services

Mission 2010 incorporates a comprehensive Strategic Roadmap across all Lines of Business and Regions

Deliver full data center solution

Ensure customer satisfaction

Improve supply chain

Lines of Business / Regional Deployment	[redacted]	[redacted]	[redacted]	[redacted]
Leverage Home & Distributed				
Turnaround Enterprise & Systems				
Boost Management Software				

Schneider Electric

APC | MGE
Critical Power and Cooling Services

Customer Delight
is a major initiative in the context of the integration

"Ensure a world class Customer Delight"

A Complaint Management	B Quality Monitoring	C Customer loyalty	D Network	E Order Management
Set up the customer complaint process	Overview of customer experience	Frequent studies in line with strategy	Full fledged worldwide quality network with roles & responsibilities	Deliver the perfect order on time
Red Alerts	Quality action plans	Identify the customer satisfaction/ loyalty drivers at each touch point	Escalation processes	Customer projects
	Status of red alerts			
	Critical issues,..			

Rigorous program management, synergies, shared KPIs, IT tools

Schneider Electric

APC | MGE
Critical Power and Cooling Services

The Supply Chain and Customer Delight initiatives are fully synchronized

"Build a customer focused, world class, Supply Chain"

A From Push to Pull	B Best in class order management	C Optimize supply chain	D Perfect customer delivery
S&OP to better predict customer demand and optimize response	Put in place availability to promise	Manufacturing footprint to optimize efficiency	DC footprint to optimize efficiency
Diminish variability of sales to better serve customer	Automate client booking	Trade-offs between plant productivity and overall supply chain optimization	Leverage synergies with Schneider Electric network and back-offices
Involve sales on inventory management		Master data reliability	

Rigorous program management, synergies, shared KPIs, IT tools

Conclusion
Our key strengths



Schneider Electric

APC | MGE
Critical Power and Cooling Services

Schneider Electric - through CPCS - solves its customers' fast rising critical power and cooling issues with breakthrough solutions

- 4 distinct markets with a extended portfolio
- 2 complementary business models with distinctive and competitive value proposition
- A global footprint addressing multiple markets and applications
- 3 revenue streams: solution, subscription and transaction
- An integration process focusing on customer, people and performance and encapsulated in a 3 years Mission 2010 program
- Home & Distributed opportunity highlighted by share gains, new market segments and BRIC focus
- Successful Enterprise & Systems turnaround
- Positioned for Data Centers success with breakthrough technologies
- World Class Customer Delight and Supply Chain initiatives

Annex 3

Schneider Electric

RECEIVED
2008 JAN -9 A 10:45

Press Release

Schneider Electric, a partner of the Bali International Conference to combat the dangers of climate change

Rueil-Malmaison, December 14th, 2007 – The International Conference on the environment, held in Bali from December 3 to 14, 2007, brings together representatives from 190 countries (a total of over 10,000 people) for a single objective: to take immediate measures to reduce greenhouse gas emissions to tackle global warming.
Initiated by the United Nations, the meeting aims to extend the Kyoto protocol on the reduction of greenhouse gases, responsible for rising temperatures, beyond 2012.

Schneider Electric's participation in the Bali Conference – as a signatory – is a strong symbol of its growing commitment to energy efficiency and its determination to produce clean, secure and reliable energy.
The Group already develops products, solutions and services which contribute to reducing greenhouse gas emissions.
"Schneider Electric is rolling out an action plan to improve and reduce consumption. Our commitment to our customers is to significantly better their energy efficiency, whether in their buildings, factories, infrastructures or homes. Moreover, we supply them with products and solutions that exceed current rules of environmental compliance", explains Eric Pilaud, Executive Vice President – Strategy, Customers & Technology Schneider Electric and Services & Projects Business Unit.
With hundreds of thousands of companies taking part, one of the objectives of the Conference is particularly clear: how to overcome the obstacles so that companies can invest in clean technologies?

Schneider Electric, dynamic and active in energy efficiency
In a world where Sustainable Development calls for real commitment, for Schneider Electric energy efficiency represents a real opportunity for mobilisation, growth and differentiation. The group has all the skills and competence and the technologies to respond to this challenge.

- With the Energy Efficiency programme launched in 2005, energy efficiency is one of the group's major action vectors.The energy efficiency market has a long-term growth potential estimated at between 15 and 20 %. Already, Schneider electric products, solutions and services mean it is possible to generate savings of between 10 and 30 %, guaranteeing reliable energy supply without detrimental effects on comfort, performance and reliability.

- Also, in May 2007, the group made a commitment to the EMCA (Energy Management Company Association) and the CBEEC (China Building Electricity Efficiency Committee), with the aim of participating in the national energy saving scheme and enabling its customers to economise, optimise and renew their sources of energy.

- And in July 2007, Schneider Electric and its Building Automation Business Unit joined the Clinton Climate Initiative Foundation (CCI) with the aim of helping 40 cities and metropolitan areas throughout the world to manage the energy consumption of their buildings more efficiently, thus reducing greenhouse gas emissions.

About Schneider Electric
The world leader in electrical distribution and automation & control, Schneider Electric develops a global offer of products and services for the residential, buildings, industry, energy and infrastructures markets. In 2006, the 112,000 employees of Schneider Electric generated sales of €13.7 billion through 15,000 sales outlets in 190 countries.
Schneider Electric
Giving the best of the New Electric World
to everyone, everywhere at any time

Schneider Electric

Press Release

Annex 1

Schneider Electric

RECEIVED

-9 A 3:56

Press Release

Schneider Electric presents the strategy and prospects for its new Critical Power & Cooling Services Business Unit, combining APC and MGE

Rueil Malmaison, November 28, 2007 – Schneider Electric (Euronext: SCHN) took advantage of Investor Days on November 28 and 29 to present the strategy and prospects for its new Critical Power & Cooling Services Business Unit, which was formed in February 2007 after the Group acquired APC and combined its operations with those of MGE UPS Systems.

Speaking in St. Louis, Missouri, where Schneider Electric has a Technology Center focused on leading-edge solutions for data centers energy efficiency and performance, the Business Unit's management presented:

- Challenges and trends in the Critical Power & Cooling market. Customers' emerging needs require integrated power and cooling solutions to solve the growing issue of energy efficiency for critical applications.
- The solutions portfolio and differentiating factors. The Business Unit's leadership positions, combined with the strength of Schneider Electric's other lineups, allows it to offer unique, comprehensive, innovative solutions in fast growing markets.
- The strategic ambition and performance plans for Critical Power & Cooling services' two main business lines: Home & Distributed and Enterprise & Systems.
- Critical Power & Cooling services' unique expertise in facility design, operation and energy management for the high-potential data centers market.

Thanks to the successful integration of APC's and MGE UPS Systems' resources over the past nine months, the Critical Power & Cooling Services Business Unit has turned in an excellent performance. The Business Unit's strong sales growth has confirmed the success of its products and solutions in the booming Critical Power & Cooling market. Furthermore, the initial impact of synergies and the deployment of additional efficiencies plans have driven a remarkable improvement in profitability.

As a result, Schneider Electric anticipates the following results for the Critical Power & Cooling Services Business Unit in 2007:

- Sales of $3,500 million.
- EBITA before non-recurring charges* of around $430 million, double the 2006 figure, for a margin in the region of 12% (up 5 points).
- EBITA** of around $390 million.

* EBITA before non-recurring charges: restructuring costs and assets value adjustments
** EBITA: operating profit before amortization of purchase accounting intangibles.

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet
Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine
Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Schneider Electric

Press Release *(p. 2)*

In addition, Schneider Electric revises the following targets for 2009 upwards:

- Sales of between $4,300 million and $4,500 million, representing average annual organic growth of between 11% and 13%.
- EBITA of between $650 million and $750 million, for a margin of between 15% and 17%.

The presentations are available at www.schneider-electric.com.

About Schneider Electric
Schneider Electric, the world's power and control specialist, anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 112,000 employees and operations in 190 countries, Schneider Electric generated revenue of €13.7 billion in 2006 through 15,000 distributor outlets.
www.schneider-electric.com

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Annex 2

Schneider Electric

Press Release

Schneider Electric is confident in the growth potential of its new business portfolio

Rueil Malmaison, November 29, 2007 – Jean-Pascal Tricoire, Chairman of the Management Board and CEO of Schneider Electric (Euronext: SCHN), took advantage of Investor Days on November 28 and 29 to highlight the Group's growth strategy. In-depth repositioning of the business portfolio has allowed Schneider Electric to double its accessible market in six years, diversify its exposure to end markets and transform its growth profile.

As a result, Schneider Electric has developed unique positions in new businesses experiencing strong, structural growth such as Critical Power & Cooling Services, Energy Monitoring and Services. It has also enhanced its presence in markets that are less sensitive to economic cycles, such as Infrastructure and Data Centers & Networks.

Schneider Electric is now able to offer even more comprehensive solutions to meet its customers' emerging needs, notably in the promising hospital, hotel, water treatment and data center segments.

Commenting on the business outlook, Jean-Pascal Tricoire declared: *"Thanks to our geographic expansion and strategic repositioning — one-third of our sales is generated in emerging markets and half is from new businesses* — Schneider Electric has considerable strengths with which to seize growth opportunities in its markets and sustainably generate higher growth. Assuming current conditions in its end markets, the Group anticipates organic growth of its sales between 6% and 8% in 2008."*

About Schneider Electric

Schneider Electric, the world's power and control specialist, anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 112,000 employees and operations in 130 countries, Schneider Electric generated revenue of €13.7 billion in 2006 through 15,000 distributor outlets.
www.schneider-electric.com

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time

* Critical Power and Cooling, Energy Monitoring, Building Automation & Security, Industrial Automation, Installation Systems & Control (wiring devices), Services

Investor Relations:
Schneider Electric
Alexandre Brunet
Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine
Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Merlin Gerin
Square D
Telemecanique

END